UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras receives investment grade from Fitch under stand-alone credit profile

Rio de Janeiro, February 21, 2020 – Petróleo Brasileiro S.A. – Petrobras informs that the rating agency Fitch Ratings upgraded the company stand-alone credit profile (SCP) by two notches from ‘bb+’ to 'bbb', the second level in the investment grade scale. The agency maintained the ratings of Petrobras at ‘BB-‘, with stable outlook.

“We are very happy with the change in Petrobras' rating, mainly because this confirms that all of the company’s transformation effort, focused on reducing debt and the cost of capital is being recognized by the market. We know that we have a long way to go, but we are very honored by this recognition”, said Andrea Almeida, Chief Financial and Investor Relations Officer.

Fitch highlighted that the stand-alone upgrade reflects the company’s improving capital structure, strong cash flow generation and financial flexibility, with robust liquidity, solid ability to access capital markets to refinance debt and the expectation of further improvements going forward.

According to Fitch, Petrobras' debt ratings are capped by the sovereign rating of the Brazilian republic, Petrobras’ controller shareholder.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer